EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Victoria A. Faw
Submission Contact Phone Number	304-769-1112
Exchange	NASD
Confirming Copy	off
Filer CIK	0000726854
Filer CCC	xxxxxxxx
Period of Report	08/02/12
Item IDs	8.01
	9.01
Notify via Filing website Only	off
Emails	vikki.faw@cityholding.com

Documents

8-K	form8-k.htm
	Form 8-K, CHCO and CFFC announce strategic merger
GRAPHIC	chcologo.jpg
	CHCO logo
EX-99.1	ex99-1.htm
	Exhibit 99.1, Press Release CHCO and CFFC announce strategic merger
EX-99.2	ex99-2.htm
	Exhibit 99.2, Slide presentation for conference call
GRAPHIC	ex99-21.jpg
GRAPHIC	ex99-22.jpg
GRAPHIC	ex99-23.jpg
GRAPHIC	ex99-24.jpg
GRAPHIC	ex99-25.jpg
GRAPHIC	ex99-26.jpg
GRAPHIC	ex99-27.jpg
GRAPHIC	ex99-28.jpg
GRAPHIC	ex99-29.jpg
GRAPHIC	ex99-210.jpg
GRAPHIC	ex99-211.jpg
GRAPHIC	ex99-212.jpg
GRAPHIC	ex99-213.jpg

GRAPHIC	ex99-214.jpg
GRAPHIC	ex99-215.jpg
GRAPHIC	ex99-216.jpg
8-K	submissionpdf.pdf
	Printable copy of Form 8-K, CHCO and CFFC announcement & exhibits

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
August 2, 2012



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-11733

West Virginia	**55-0619957**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 8 – Other Events

Item 8.01   **Other Events**

On August 2, 2012, City Holding Company ("City") and Community Financial Corporation, Inc. ("Community"), announced that they had entered a definitive agreement, dated as of August 2, 2012, pursuant to which Community will merge with and into City. A copy of the press release is attached hereto as Exhibit 99.1. In addition, the Company will be providing supplemental information regarding the proposed transaction in connection with a presentation to analysts and investors. The slides to be used in connection with this analyst and investor presentation are attached hereto as Exhibit 99.2.

Section 9 - Financial Statements and Exhibits

Item 9.01   **Financial Statements and Exhibits.**

(a) Not applicable.

(b) Not applicable.

(c) Not applicable.

(d) Exhibits.

Exhibit Number	Description
99.1	Press Release of City Holding Company, dated August 2, 2012
99.2	Investor Presentation dated August 2, 2012

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: August 3, 2012

City Holding Company

By: /s/ Charles R. Hageboeck
_____
Charles R. Hageboeck
President Chief Executive Officer

2

Exhibit 99.1

NEWS RELEASE

For Immediate Release
August 2, 2012

City Holding Company and Community Financial Announce Strategic Merger

CHARLESTON, West Virginia, and Staunton, Virginia – City Holding Company ("City") (NASDAQ: CHCO) and Community Financial Corporation ("Community") (NASDAQ:CFFC) announced today the execution of a definitive agreement by City to acquire Community and its wholly owned subsidiary, Community Bank (the "Merger"). Community operates nine branches along the I-81 corridor in western Virginia and two branches in Virginia Beach, Virginia. The Merger will significantly expand City's presence in Virginia. City recently completed the acquisition of Virginia Savings Bank, headquartered in Front Royal, Virginia. Virginia Savings Bank had assets of $130 million while Community has assets of $500 million.

City and Community anticipate the transaction will be completed in the first quarter of 2013, pending regulatory approvals, the approval of Community shareholders, and the completion of other customary closing conditions. The directors of Community have agreed to vote their shares in favor of the Merger.

Charles R. (Skip) Hageboeck, President & CEO of City, said "City has admired the Community franchise for some time. Community has a solid retail deposit franchise, operates in markets with higher growth rates than City's core markets, and has established itself as a significant commercial lender in both the Staunton and Virginia Beach markets. We are excited to partner with Community, and believe that City's own emphasis on community-based banking, and the opportunity to bring additional products and services to both retail and business customers of Community, make this a fantastic combination."

Norman C. (Butch) Smiley III, President & CEO of Community, said "For nearly 85 years, Community has served its customers and communities in the Shenandoah Valley of Virginia. We are proud of the service we have provided to our customers and by the community and civic pride our company and our employees have demonstrated. However, the challenges facing small community banks and the lack of significant economic growth since 2008, in addition to increasingly stringent regulatory oversight and expense, led Community to consider partnering with a larger community bank which shares our commitment to customers and to local communities. City is a highly respected, profitable and well-run community bank. Bank Director Magazine ranked City the #3 best performing bank in the US in 2010. Our shareholders will benefit from City's financial strength, our customers will benefit from enhancements to products and services that larger banks can offer, and our communities will continue to enjoy the commitment of a bank with strong roots in its communities. We are excited about combining our business with City."

Under the terms of the agreement, Community shareholders will receive 0.1753 shares of City common stock for each share of Community common stock. Based upon the closing price of City's common stock on Friday, July 27, 2012, the total value of common shares issued is estimated at $26.1 million, or $6 per share of Community. City's current annual dividend of $1.40 per share would amount to approximately 24.5 cents per Community share, on a pro forma basis. Keefe, Bruyette & Woods, Inc. served as financial advisor to City. Scott & Stringfellow, LLC served as financial advisor to Community. Jackson Kelly PLLC served as legal advisor to City. Silver, Freedman & Taff served as legal advisor to Community.

City and Community will host a conference call at 10:00AM on Friday, August 3, 2012. The conference call can be accessed by dialing 888-830-6260. The conference ID is 289654. The presentation slides are available at www.bankatcity.com.

Additional Information about the Merger and Where to Find It

In connection with the proposed Merger City will file a registration statement on Form S-4 concerning the transaction with the Securities and Exchange Commission and appropriate state and federal banking authorities as soon as is practical. Community will prepare a proxy statement and other relevant documents concerning the proposed transaction for its shareholders. COMMUNITY SHAREHOLDERS ARE URGED TO READ SUCH PROXY AND REGISTRATION STATEMENTS REGARDING THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THESE WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain all documents filed with the SEC by City free of charge at the SEC's Internet site (http://www.sec.gov). In addition, documents filed with the SEC by City will be available free of charge from the Corporate Secretary of City Holding Company, 25 Gatewater Road, Cross Lanes, West Virginia 25301, telephone (304) 769-1100 or from the Corporate Secretary of Community, 38 North Central Avenue, Staunton, Virginia 24401. The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing City's website at www.bankatcity.com under the tab "Investor Relations" and then under the heading "Documents. You are urged to read the proxy statement/prospectus carefully before making a decision concerning the Merger.

Participants in the Transaction

City, Community, and their respective officers may be deemed to be participants in the solicitation of proxies from the shareholders of Community in connection with the Merger. Information about the directors and executive officers of Community and their ownership of Community common stock is set forth in Community's most recent proxy statement and Form 10-K as filed with the SEC, which is available at the SEC's Internet site (http://www.sec.gov) and at Community's address in the preceding paragraph. Information about the directors and executive officers of City is set forth in City's most recent proxy statement and Form 10-K filed with the SEC and available at the SEC's Internet site and from City at the address set forth in the preceding paragraph. Additional information regarding the interests of these participants may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are intended to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the Merger, including future financial operating results, cost savings enhancements to revenue and accretion to reported earnings that may be realized from the Merger, (ii) City's and Community's plans, objectives, expectations and intentions and other statements contained in this press release that are not historical facts, and (iii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "targets," "projects," or words of similar meaning generally intended to identify forward-looking statements. These forward-looking statements are based upon the current beliefs and expectations of the respective management of City and Community and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of City and Community. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements because of possible uncertainties.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the business of City and Community may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities or cost savings from the Merger may not be fully realized or may take longer to realize than expected; (3) deposit attrition, operating costs, customer losses and business disruption following the Merger, including adverse effects on relationships with employees, may be greater than expected; (4) the regulatory approvals required for the Merger may not be obtained on the proposed terms or on the anticipated schedule; (5) the stockholders of Community may fail to approve the Merger; (6) legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which City and Community are engaged; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) results may be adversely affected by continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in City's and Community's markets could adversely affect operations; (10) compliance risk involving risk to earnings or capital resulting from violations of or nonconformance with laws, rules, regulations, prescribed practices, or ethical standards; (11) the economic slowdown could continue to adversely affect credit quality and loan originations; and (12) other factors, which could cause actual results to differ materially from future results expressed or implied by such forward looking statements. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in City's reports (such as its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available on the SEC's Internet site (http://www.sec.gov).

City and Community caution that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to City or Community or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. City and Community do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.



Partnership with Community Financial Corporation

 

August 2, 2012

Forward Looking Statements

This presentation contains certain forward -looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such information involves risks and uncertainties that could result in the Company's actual results differing from those projected in the forward - looking statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward -looking statements: (1) the business of City and Community may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities or cost savings from the Merger may not be fully realized or may take longer to realize than expected; (3) deposit attrition, operating costs, customer losses and business disruption following the Merger, including adverse effects on relationships with employees, may be greater than expected; (4) the regulatory approvals required for the Merger may not be obtained on the proposed terms or on the anticipated schedule; (5) the stockholders of Community may fail to approve the Merger; (6) legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which City and Community are engaged; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) results may be adversely affected by continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in City's and Community's markets could adversely affect operations; (10) compliance risk involving risk to earnings or capital resulting from violations of or nonconformance with laws, rules, regulations, prescribed practices, or ethical standards; (11) the economic slowdown could continue to adversely affect credit quality and loan originations; and (12) other factors, which could cause actual results to differ materially from future results expressed or implied by such forward looking statements. Additional factors that could cause actual results to differ materially from those expressed in the forward -looking statements are discussed in City's reports (such as its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available on the SEC's Internet site (http://www.sec.gov).

2

City Holding Company

Additional Information

In connection with the proposed Merger City will file a registration statement on Form S-4 concerning the transaction with the Securities and Exchange Commission and appropriate state and federal banking authorities as soon as is practical. Community will prepare a proxy statement and other relevant documents concerning the proposed transaction for its shareholders. COMMUNITY SHAREHOLDERS ARE URGED TO READ SUCH PROXY AND REGISTRATION STATEMENTS REGARDING THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THESE WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain all documents filed with the SEC by City free of charge at the SEC's Internet site (http://www.sec.gov). In addition, documents filed with the SEC by City will be available free of charge from the Corporate Secretary of City Holding Company, 25 Gatewater Road, Cross Lanes, West Virginia 25301, telephone (304) 769-1100 or from the Corporate Secretary of Community, 38 North Central Avenue, Staunton, Virginia 24401. The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing City's website at www.bankatcity.com under the tab "Investor Relations" and then under the heading "Documents. You are urged to read the proxy statement/prospectus carefully before making a decision concerning the Merger.

City, Community, and their respective officers may be deemed to be participants in the solicitation of proxies from the shareholders of Community in connection with the Merger. Information about the directors and executive officers of Community and their ownership of Community common stock is set forth in Community's most recent proxy statement and Form 10-K as filed with the SEC, which is available at the SEC's Internet site (http://www.sec.gov) and at Community's address in the preceding paragraph. Information about the directors and executive officers of City is set forth in City's most recent proxy statement and Form 10-K filed with the SEC and available at the SEC's Internet site and from City at the address set forth in the preceding paragraph. Additional information regarding the interests of these participants may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

3

City *Holding Company*

Overview of Transaction Terms

Acquiror	City Holding Company (NASDAQ: CHCO)
Target	Community Financial Corporation (NASDAQ: CFFC)
Consideration	100% Stock, tax-free exchange
Fixed Exchange Ratio	0.1753 shares of CHCO for each common share of CFFC
Transaction Value [1]	$25.3 million
Price / Tangible Book Value [2]	66.1%
TARP Redemption	CHCO will redeem $12.6 million of TARP and purchase associated warrants at close
Board Representation	CFFC will receive 1 board seat at CHCO
Management Consistency	Norman C. ("Butch") Smiley III will join CHCO as Market President
Conditions & Approvals	Regulatory approval, CFFC shareholder approval, and customary closing conditions

4

(1) Based on CHCO's closing price of $32.66 as of 8/1/12
(2) Based on CFFC's reported tangible book value per share of $8.66 as of 3/31/12

City Holding Company

Transaction Rationale

Strategic Rationale

- Adjacent market acquisition of a Staunton, Virginia based community bank
  - Established client base through acquisition of an 84 year old franchise
  - Natural extension of branch network along the I-81 corridor and provides entry into the Virginia Beach - Norfolk - Newport News, VA-NC MSA
  - Strong market position in the Shenandoah Valley Region
- Higher Growth markets than CHCO's core franchise
- Strong lending franchise balances CHCO's deep deposit franchise

Financially Compelling

- Immediately and meaningfully accretive to EPS
- Excellent utilization of excess capital
  - IRR exceeds internal thresholds
- Maintains our well capitalized position
  - Pro forma tangible common equity ratio greater than 8.0%
- Minimal initial tangible book value dilution and short earn back period

Similar Cultures

- Concerted and similar focus by CHCO and CFFC on community banking
- We both bank in small town markets

Low Risk

- Integration risk mitigated through conservative cost savings assumptions and no branch overlap
- Disciplined approach to integration

City *Holding Company*

Overview of Community Financial

Community Financial Highlights

- Founded in 1928

- Situated along the 1-81 Corridor in the Shenandoah Valley and in Virginia Beach

- Thrift Charter subject to regulation by the OCC

Headquarters	Staunton, Virginia
Branch Locations	11
Total Assets	$504 million
Total Loans	$445 million
Total Deposits	$372 million
TCE / TA	7.53%



9 branches in Shenandoah Valley Region

2 branches in Hampton Roads Region

Source: SNL Financial
Financial data as of 3/31/12

City *Holding Company*

Logical Expansion into Strong Markets

- Attractive Virginia markets
- Community Financial's markets represent high -growth regions to bolster City's core markets
- Improvement in demographic position
- Enhances market presence in Virginia

Low Unemployment

City	Unemployment Rate (%)
Staunton	6.0 %
Waynesboro	6.5
Virginia Beach	5.4

Market Drivers











Virginia Military Institute
Augusta Health
Washington and Lee University
McKee

Pro Forma Footprint



CHCO - 73 branches
CFFC - 11 branches
Akron
Columbus
Cincinnati
Louisville
Lexington
Charleston
Washington D.C.
Richmond
Virginia Beach

Source: SNL Financial, Bureau of Labor Statistics
Regional unemployment as of May 2012; local unemployment data is not seasonally adjusted

City Holding Company

Pro Forma Market Demographics

'11-'16 Projected Population Growth (%)



Projected Population Growth



'11-'16 Projected Median HHI Growth (%)



2016 Projected Median HHI ($)



Source: SNL Financial
Deposit data as of 6/30/11
Population and medium household income are deposit weighted by county

City *Holding Company*

Market Position

Market	Population	Deposits ($mm)	Deposit Share (%)	Branches	Branch Share (%)	Branch Rank
Charleston MSA	305,000	$575	10 %	17	17 %	1
Huntington / Ashland MSA	285,000	366	9	13	12	1
Beckley	80,000	322	27	7	25	1
Valley Region	205,000	278	14	9	14	3
Lewisburg	35,000	179	25	6	33	1
Eastern Panhandle	165,000	173	9	7	13	2
VSB Region	186,000	120	4	5	6	7
Virginia Beach	436,000	89	2	2	2	11

Note: Grey highlight indicates original market, yellow highlight indicates market expansion as a result of the acquisition of Virginia Savings Bancorp, Inc., and green highlight indicates market expansion as a result of the acquisition of Community Financial Corporation

City *Holding Company*

Branches and Deposit Market Share






Staunton

Staunton

Stuart's Draft

Verona

Staunton -Waynesboro, VA MSA

Rank	Institution	Deposits ($mm)	Market Share	Branches
1	StellarOne Corp.	$335	23.60 %	8
2	**Community Financial**	**246**	**17.34**	**5**
3	BB&T Corp.	169	11.93	6
4	First Bancorp Inc.	140	9.89	3
5	SunTrust Banks Inc.	125	8.83	4
6	Bank of America Corp.	109	7.71	2
7	United Bankshares Inc.	73	5.14	3
8	Frontier Community Bank	66	4.62	1
9	Carter Bank & Trust	57	4.00	4
10	Wells Fargo & Co.	47	3.31	1

Virginia Beach -Norfolk -Newport News MSA

Rank	Institution	Deposits ($mm)	Market Share	Branches
1	Wells Fargo & Co.	$5,057	23.46 %	55
2	SunTrust Banks Inc.	3,340	15.49	42
3	TowneBank	3,018	14.00	24
4	BB&T Corp.	2,817	13.07	54
5	Bank of America Corp.	2,145	9.95	44
6	Southern BancShares (N.C.) Inc.	769	3.57	9
7	Old Point Financial Corp.	681	3.16	23
8	Monarch Financial Holdings Inc.	656	3.04	10
9	Hampton Roads Bankshares Inc.	585	2.71	21
10	Farmers Bank	374	1.74	5
20	**Community Financial**	**89**	**0.41**	**2**

Source: SNL Financial
Deposit data as of 6/30/11

City *Holding Company*

Financial Impact

Key Transaction Assumptions		Pro Forma Impact
Expense Savings	30%	• Approximately 9% accretive to earnings
Credit Mark	$55 million gross credit mark	• Tangible book value earnback period of approximately 2 years
Merger Related Expenses	$5.5 million after-tax	• No preferred dividend payments
Revenue Synergies	None assumed	
Core Deposit Intangible	2% of transaction accounts	• Leverage Ratio: 8.6%
Expected Closing	First Quarter 2013	• TCE / TA: 8.2%

City Holding Company

Pro Forma Loan Portfolio

CHCO (1)


Consumer & Other 4%
C&D 2%
C&I 7%
CRE 29%
1-4 Family 56%
Multifamily 2%

Loan Portfolio ($000)	Amount	% of Total
C&D	$36,555	1.78 %
1-4 Family	1,159,232	56.39
Multifamily	50,727	2.47
CRE	596,780	29.03
C&I	133,671	6.50
Consumer & Other	78,717	3.83
Gross Loans & Leases	$2,055,682	100.00 %

Yield on Total Loans: 4.61% (3)

CFFC


Consumer & Other 8%
C&D 11%
C&I 11%
CRE 27%
1-4 Family 40%
Multifamily 3%

Loan Portfolio ($000)	Amount	% of Total
C&D	$49,972	11.04 %
1-4 Family	182,061	40.23
Multifamily	15,462	3.42
CRE	121,995	26.96
C&I	48,050	10.62
Consumer & Other	34,957	7.73
Gross Loans & Leases	$452,497	100.00 %

Yield on Total Loans: 5.46%

Pro Forma (2)


Consumer & Other 5%
C&D 3%
C&I 7%
CRE 29%
1-4 Family 53%
Multifamily 3%

Loan Portfolio ($000)	Amount	% of Total
C&D	$86,527	3.45 %
1-4 Family	1,341,293	53.48
Multifamily	66,189	2.64
CRE	718,775	28.66
C&I	181,721	7.25
Consumer & Other	113,674	4.53
Gross Loans & Leases	$2,508,179	100.00 %

Source: SNL Financial
Data as of or for the three months ended 3/31/12
(1) Pro forma for acquisition of Virginia Savings Bancorp, Inc.; excludes purchase accounting adjustments
(2) Excludes purchase accounting adjustments
(3) Data as of the three months ended 6/30/12

City Holding Company

Pro Forma Deposit Composition

CHCO (1)



Jumbo Time Deposits 12%
Transaction Accounts 40%
Retail Time Deposits 27%
Money Market & Savings 21%

Deposit Composition ($000)	Amount	% of Total
Transaction Accounts	$978,670	40.44 %
Money Market & Savings	497,192	20.54
Retail Time Deposits	644,196	26.62
Jumbo Time Deposits	300,278	12.41
Total Deposits	**$2,420,336**	**100.00 %**

Cost of Total Deposits: 0.65% (2)

CFFC



Jumbo Time Deposits 21%
Transaction Accounts 24%
Retail Time Deposits 32%
Money Market & Savings 23%

Deposit Composition ($000)	Amount	% of Total
Transaction Accounts	$88,466	23.75 %
Money Market & Savings	86,746	23.29
Retail Time Deposits	117,320	31.50
Jumbo Time Deposits	79,886	21.45
Total Deposits	**$372,418**	**100.00 %**

Cost of Total Deposits: 0.77%

Pro Forma



Jumbo Time Deposits 14%
Transaction Accounts 38%
Retail Time Deposits 27%
Money Market & Savings 21%

Deposit Composition ($000)	Amount	% of Total
Transaction Accounts	$1,067,136	38.21 %
Money Market & Savings	583,938	20.91
Retail Time Deposits	761,516	27.27
Jumbo Time Deposits	380,164	13.61
Total Deposits	**$2,792,754**	**100.00 %**

Source: SNL Financial
Data as of or for the three months ended 3/31/12
(1) Pro forma for pending acquisition of Virginia Savings Bancorp, Inc.; excludes purchase accounting adjustments
(2) Data as of the three months ended 6/30/12

City Holding Company

Due Diligence Process

Due Diligence Overview

- Due diligence team of 10 people over 5 days
  - Included 2 individuals from a third party loan review team

- Reviewed 100% of lending relationships with at least $1.0 million in aggregate loans outstanding

- Reviewed nearly all nonaccrual, substandard and special mention loans

- OREO properties thoroughly reviewed and marked 17.3%

- Credit risk is manageable and well understood

CFFC Loan Portfolio: Estimated Credit Mark

	Outstanding ($mm)	Gross Mark (%)	Gross Mark ($mm)
Total Loans	$454.0	(11.8) %	$53.4
OREO	9.3	(17.3)	1.6
Total Loans & OREO	$463.3	(11.9) %	$55.0

Net Charge-Offs Since 12/31/07		$3.7
Disclosed OREO Costs Since 12/31/07		7.3
Cumulative Losses		$66.0

12/31/07 Loan Balance		$432.0

Cumulative Losses as % of 12/31/07 Loans	15.3 %

Source: SNL Financial and Company documents

City Holding Company

Benefits to CFFC Stakeholders

Shareholders

- CHCO provides for a better long-term return free of regulatory burden of smaller community banks
- Annual CHCO dividend payout of $1.1 million versus no dividend today
- Enhanced liquidity
- Expected repayment of TARP stock

Customers

- Both banks have strong cultures as community banks
- Enhanced products & services
- CFFC can return to more active lending and reduce focus on loan workouts
- Enhanced and growing network of locations

Employees

- Similar cultures
- Most employees will remain with the company and enjoy enhanced career opportunities
- CHCO's status as one of the best performing community banks in the US increased career stability for employee

City *Holding Company*

Summary

- Execution of our growth strategy into attractive, neighboring markets

- Financially attractive to all constituents

- Meets our internal return thresholds

- Proven regional banking franchise

16

City Holding Company